CONFORMED COPY
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of March 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

SIGNATURE

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

Decision of Arbitral Tribunal initiated by
Bancolombia against Jaime Gilinski
Medellín, Colombia. March 30, 2006.
The arbitration proceedings initiated by Bancolombia against Jaime Gilinski, as debtor, jointly and severally liable with the companies that sold the majority of the shares of the former Banco de Colombia S.A., resulted in an award issued today.
Through the arbitration proceedings, Bancolombia sought to gain recognition for various claims that it presented to ensure the effectiveness of the guaranty that was granted with respect to the sold shares, the value of which is now US$ 30 million.
The award orders the defendant to pay PS $63,216,447,152 in favor of Bancolombia, including inflation adjustments and interest.
At present, our attorneys are studying the award, the complexity of which demands a rigorous legal and financial analysis.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 30, 2006	By	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance